Exhibit (a)(1)(B)

FROM:	M. Kenneth Oshman
SUBJECT:	Echelon Corporation Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for New Stock Appreciation Rights
DATE:	November 19, 2008

Today, we are pleased to announce that you have the opportunity to participate in an offer to exchange certain of your stock options and stock appreciation rights for new stock appreciation rights (“new SARs”). Many of the currently outstanding stock options and stock appreciation rights held by our employees are “underwater,” which means that their per share exercise price is greater than the current market price of our common stock. As a result, our Board of Directors has approved this offer, which will allow you to exchange eligible stock options and stock appreciation rights for new SARs.

To help you recall your eligible awards and give you the information necessary to make an informed decision, we will distribute to you a summary of your awards. This will list your outstanding award grants, the grant date of your awards, the vesting schedule of your awards, the exercise price of your awards and the number of outstanding shares subject to those awards. In addition, you may refer to your Smith Barney account for further information on your outstanding awards. You may access your Smith Barney account at www.benefitaccess.com. Finally, we have provided an “Exchange Calculator” at http://inside.echelon.com to assist you in estimating the potential economic impact to you if you participate in the offer.

Employee Forums

To help explain the offer, and to answer any questions you may have, an employee meeting will be held at the date and time indicated below:

•	Thursday, November 20, 2008, at [TIME] [LOCATION].

If you cannot attend in person, you may attend by phone. The call-in information is as follows: [INFORMATION].

We know that the materials describing the offer may seem voluminous, but it is important that you carefully read and understand these materials. Reading the various summaries in this e-mail and in the Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for New Stock Appreciation Rights (the “Offer to Exchange”) is a good way to get started. In addition, below is a summary of some aspects of the offer that should help familiarize you with its main terms. We believe this program potentially is very important to you and recommend that you take the time to study the materials, ask questions if need be and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options and stock appreciation rights under their current terms and conditions.

•	The offer will stay open until 9:00 p.m., Pacific Time, on December 17, 2008 unless we extend the offer.

•	You may exchange only outstanding options and stock appreciation rights that were granted under our 1997 Stock Plan.

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We expect to cancel the exchanged awards and grant the new SARs on December 17, 2008. The number of new SARs you will receive will depend on the exercise price of your exchanged awards. Please see Q&A 3 and Section 2 of the Offer to Exchange for details.

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The vesting schedule of the new SARs and the maximum term of the new SARs will be determined on a grant-by-grant basis, based on the percentage of vested shares subject to the eligible award that the new SARs replace. None of the new SARs will be vested on the new grant date. Please see Q&A 10 and Section 9 of the Offer to Exchange for details.

Vesting of your new SARs is subject to the following conditions:

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Vesting on any given vesting date is subject to your continued service with Echelon or one of its subsidiaries through that vesting date. Except in the event of certain terminations of your service (as detailed in the Offer to Exchange), if your employment or other service with us terminates before your new SARs vest, your new SARs will expire unvested.

Additional important details are contained in the Offer to Exchange.

This offer is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form and withdrawal form, which are available in our SEC filing which can be accessed on the SEC’s web site at www.sec.gov or on Echelon’s website at www.echelon.com/company/investor/exchange. You should read carefully all of these documents before you decide whether to participate in the offer.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer. If you choose not to participate, you will retain your current awards under their current terms and conditions.

If you choose to participate in the offer, you must deliver a completed election form via facsimile, e-mail (via PDF or similar imaged document file) or by hand delivery by 9:00 p.m., Pacific Time, on December 17, 2008 to:

Marsha Larsen

Echelon Corporation

550 Meridian Avenue

Office # A3119

San Jose, CA 95126

Fax: (408) 790-3520

E-mail: mlarsen@echelon.com

If Marsha Larsen has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current awards. A copy of the election form and withdrawal form are included in the offer documents.

Please carefully read all of the offer documents. This e-mail is an introduction to the offer, but does not detail all the terms and conditions that apply. You should direct questions about this offer and requests for additional copies of this Offer to Exchange and the other offer documents to any of the following:

Kathleen B. Bloch Echelon Corporation 550 Meridian Avenue San Jose, CA 95126 Phone: (408) 938-5382	Mike Marszewski Echelon Corporation 550 Meridian Avenue San Jose, CA 95126 Phone: (408) 938-5230	Marcia Pugsley Echelon Corporation 550 Meridian Avenue San Jose, CA 95126 Phone: (408) 938-5213